January 27, 2022

Alexandra Barone /Jan Woo

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenpro Capital Corp. Amendment No. 6 to Registration Statement on Form S-3 Filed January 5, 2022 File No. 333-258441

Dear Mses. Barone and Woo

On behalf of our client, Greenpro Capital Corp. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 13, 2022. Concurrently with the submission of this letter, the Company is submitting its revised Amendment No. 7 to registration statement on Form S-3 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Amendment No. 6 to Registration Statement on Form S-3

Our Business, page 1

1. We note your disclosure on the cover page; however, please also disclose in the prospectus summary each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you and your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

Response:

We acknowledge the Staff’s comments and have set forth in tabular format all the permissions or approvals that our Hong Kong and PRC subsidiaries are required to obtain from Chinese authorities to operate our and their business and to offer the securities being registered to foreigners. We have also stated that neither we nor any of our Hong Kong or PRC subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency in that regard.

2. Throughout the prospectus summary, please provide specific cross-references to the detailed risk factors.

Response:

Where appropriate, we have included specific cross-references to detailed risk factors in the prospectus summary.

3. Update your summary of risk factors to include the risk that the Chinese government may intervene or influence your operations at any time. In addition, please specifically crossreference the section of your risk factors entitled “Risks Related to Doing Business in Hong Kong and China.”

Response:

We have included in the summary of risk factors the risk that the Chinese government may intervene or influence the Company’s operations at any time and added specifically a cross-reference the section of risk factors entitled “Risks Related to Doing Business in Hong Kong and China.”

Risk Factors, page 9

4. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response:

We have updated the Company’s disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

5. Expand your disclosure to address whether the PCAOB is able to inspect the audit workpapers of the company’s China subsidiaries and the implications to the company.

Response:

We have disclosed that the PCAOB is able to inspect the audit workpapers of Company’s China subsidiaries as the Company’s current auditor, JP Centurion & Partners PLT is located in Kuala Lumpur, Malaysia and previous auditors, JLKZ CPA LLP and Weinberg & Company, P.A. are located in the United States, outside of the jurisdictions of Hong Kong and China. They have assured us that they will, if requested by the PCAOB, produce the said workpapers for inspection.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM